Exhibit 2

Cycletec of Hadera Paper Group signs a production and distribution agreement with
Amico Tube of Kibbutz Ginegar

Pursuant to the agreement, which is subject to the approval of the Antitrust Commissioner, Cycletec will sell 2,400 tons a year of composite materials produced using Cycletec technology to manufacture cores for local industry

Cycletec, which developed a patented technology, manufactures and markets an innovative composite material based on paper and plastic waste. Combining this waste with a chemical bonding agent produces a composite material with unique properties for the production of a wide range of products.

Cycletec of Hadera Paper Group signed an exclusive production agreement with Amico Tube of Kibbutz Ginegar. Amico specializes in the manufacture of cardboard rolls for industry and construction. Amico will be the exclusive manufacturer in Israel of Cycletec cores and will establish a production line that will use the innovative raw material to manufacture cores for industry.

Avi Brener, CEO of Hadera Paper Group: “The Cycletec technology that we developed from recycled paper and plastic is innovative, ecological and has unique properties. The agreement with Amico Tube allows us to accelerate commercial development of the innovative technology into other diverse product sectors such as: pallets, decks, pipes, profiles, garden furniture etc., in Israel and other countries. This business initiative is a classic example of how environmental quality can be combined with business results”.

Cycletec of Hadera Paper Group has developed innovative patent for the manufacture of an innovative raw material based on recycled waste used as a substitute for other materials. The company, which manufactures and markets the material, has registered an exclusive patent for the recycling and production process of the material. The patent is based on recycling a combination of paper and plastic to produce a new material with unique properties.

Cycletec currently uses this raw material to manufacture cores for rolls of paper, textiles, plastic sheets and other products. These cores are already being used by Hadera Paper Group for winding paper products manufactured at its sites. This demonstrates the product’s advantages, as the core bears paper rolls weighing up to 20 tons.

Hadera Paper Group, the leader of Israel’s recycling revolution, launches a campaign to collect paper for recycling among its 3,100 employees

—	Hadera Paper Group, Israel’s leading paper and plastic recycling company, is launching a campaign to increase the collection of household paper waste in Israel.

—	The first to participate in this step will be the Group’s 3,100 employees in Israel.

—	The prize will be awarded to the company that collects the most paper waste, on average, per employee.

With the aim of encouraging its employees’ recycling habits and to serve as an example for the public, on January 1, 2009, Hadera Paper Group launched a contest to collect paper for recycling. The Group’s 3,100 employees in Israel will receive collection equipment (a multiuse cloth bag) and will be asked to routinely collect their household paper waste and bring it to work, whether they arrive by organized company shuttles, or on their own.

Collection containers will be installed in all the Group’s sites in Israel for the convenience of the employees. The subsidiary Amnir Recycling Industries will collect and weigh the waste. At the end of the contest, the winning subsidiary will be announced. Paper waste will include, apart from newspapers and magazines, recyclable mail and consumer packaging such as cereal boxes, cosmetics and pharmaceutical packages, as well as egg cartons.

The campaign is based on an inter-organizational competition among the 11 Group companies. The company that collects the most paper per employee (on average) will win the prize. The employees of the winning company will be awarded the Hadera Paper Group Trophy for Recycling in 2009 and a professional tour of the Group’s paper and plastic recycling plants.

Avi Brener, CEO of Hadera Paper Group says: “Approximately one million tons of paper are used in Israel every year, most of which can be recycled and reused. We all hope that this step, together with the subsequent steps that we will take, will lead to a change in the recycling habits of the Israeli public. We are pleased to be the first large organization to lead this initiative and hope that many will join us, to improve quality of life for the benefit of Israel’s citizens.”

Brener adds: “I call on government officials and mayors to act to expand the recycling of paper and plastic in Israel, and to grant financial incentives to entities engaging in recycling. For years this has been the accepted practice in all enlightened countries. Recycling significantly improves the quality of the environment in which we live and has a significant financial contribution to the Israeli economy.”

Reorganization

Hadera Paper Group Will Establish An Innovative Logistics Center

The center will allow continued growth with logistic reorganization and efficiency

Hadera Paper Group will establish an innovative logistics center in Modi’in. For this purpose, Hadera Paper signed a 15-year lease with Gav Yam, of IDB Properties and Construction Corporation, for a complex in the industrial zone at an annual investment of NIS 13.6 million per year. The complex, which covers approximately 75 thousand square meters, will have a constructed area of approximately 22,000 m(2) and will include some of the world most advanced collection and storage facilities for paper waste. Investment in the innovative paper waste storage and collection equipment amounts to approximately NIS 17 million.

The new site at Modi’in will incorporate the three Group companies, Amnir, Mondi Hadera Paper and Graffiti, which are currently spread over seven different sites in Israel. The new site will actually replace four centers in the following locations: Bnei Brak, Holon, Haifa and Rosh Haayin and will significantly improve efficiency of the company’s logistics. The new complex will serve as a storage and distribution center for upgrading the level of customer service in the company and will contribute to the reduction of operating expenses at Hadera Paper.

Entry into the new logistics center is planned for the end of 2010.

Technology

Hadera Paper has invested in innovative low-cost green technology producing 500 tons of cores annually from recycled materials

Hadera Paper harnesses innovative patented technology to produce composite materials for the promotion of the environment. In the past several years, Hadera Paper has invested in technology developed by startup company Cycletec for the production of composite materials from paper waste and recycled plastic. This investment is in the context of the company’s being an international leader in development of environmental technologies and processes related to water, wastewater, and paper and plastic recycling. Materials produced using Cycletec technology, which integrates wood and plastic properties, serve as a low-cost green substitute for the production of products such as cores for rolls of industrial plastic and paper sheets.

Cycletec produces and manufactures 500 tons of cores annually for local industry, based on 100% recycled agricultural and industrial materials collected by Amnir Recycling Industries. Hadera Paper uses Cycletec cores in the production processes of its mills to transport the huge 20-ton paper rolls wound at the end of the paper machine. The core is manufactured from recycled paper and plastic combined with a unique chemical bonding agent. This material is based on a patented formula providing unique properties.

Israeli President Shimon Peres and Minister of National Infrastructures Binyamin Ben-Eliezer were introduced to the innovative technology during their recent visit to Hadera Paper. The visit also included a tour of the company’s power plant, which recently transited to natural gas.

Cycletec technology is designed for use as a unique raw material serving as a high quality, low-cost green basis for many potential products, such as pallets, handrails, fences and pipes etc.

Amnir Recycling Industries, of Hadera Paper Group, wins Clalit Health Services tender for removal of paper, cardboard and magnetic media

Amnir Recycling Industries, Israel’s leading company in the environmental quality and recycling sector, has secured a tender this month for the removal of paper, cardboard and magnetic media from all Clalit Health Services sites.

Amnir collects the paper for recycling or shredding, thereby solving the significant issue of personal privacy in the business activity of Clalit Health Services.

Amnir, which has been serving Clalit Health Services for over 14 years, will expand the distribution of collection containers in the different sites. The frequency of removal and type of service are determined specifically for each branch and hospital in order to collect all paper, cardboard and magnetic media waste in over 500 of the company’s sites.

Uzi Carmi, CEO of Amnir Recycling Industries: “I thank Clalit Health Services for their trust in selecting us as a service provider in this sector. We are aware of the great importance of the removal of paper, cardboard and magnetic media waste and combine the protection of personal privacy with the preservation of the environment”.